ITEM 24 (b) EXHIBITS

4 (q)

Form of Unisex Endorsement to Non-Qualified Individual Contract

Annuity Investors Life Insurance Company

Home Office: Cincinnati, Ohio

Variable Administrative Office: P.O. Box 5423, Cincinnati, Ohio 45201-5423

UNISEX ENDORSEMENT

The contract is changed as set out below.

SEX. All references to "sex" in the contract are deleted.

SETTLEMENT OPTION COMPUTATIONS. Settlement option computations which are based on the life of a person will be calculated without reference to the sex of the person on whose life benefit payments are based. The individual guaranteed annuity mortality table specified in the contract, for blended lives (60% female/40% male) rather than for the sex of the person on whose life benefit payments are based, with interest at the guaranteed settlement option interest rate specified in the contract, compounded annually, will be used to compute all guaranteed option factors, values, and benefits under the contract. We will provide guaranteed settlement option tables based on blended lives to you upon request.

This is part of your contract. It is not a separate contract. It changes the contract only as and to the extent stated. In all cases of conflict with the other terms of the contract, the provisions of this Endorsement shall control.

Signed for us at our office as of the date of issue.

MARK F. MUETHING	CHARLES R. SCHEPER
SECRETARY	PRESIDENT